Mail Stop 3-9

							August 13, 2004


Stephen Cohen
Senior Vice President and Chief Financial Officer
Oscient Pharmaceuticals Corporation
100 Beaver Street
Waltham, Massachusetts 02453

Re:	Oscient Pharmaceuticals Corporation
Registration Statement on Form S-3
File Number 333-118026

Dear Mr. Cohen:

	We have performed a limited review of your registration statement. We note you have a pending confidential treatment request. Any issues that arise during our examination of the request will need to be satisfied before we will consider your request for acceleration of the effective date of the registration statement.

	We also note the disclosure in footnote (4) at the bottom of page 54 stating that selling security holders may be identified in a prospectus supplement. Please note that unless they receive their securities via transfer from someone who is identified in the filing pre-effectively, any selling security holders will need to be identified in a post-effective amendment. Please revise the disclosure accordingly.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at (202) 942-1840 with any questions.


							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Patrick O`Brien
	Ropes & Gray LLP
	One International Place
	Boston, Massachusetts 02110
Stephen Cohen
Oscient Pharmaceuticals Corporation
August 13, 2004
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